BlackRock Global Allocation Fund, Inc.

FILE #811-05576

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
12/12/2007	IBERDROLA RENOVABLES S.A.	768,011,800	1,315,200

Credit Suisse Securities (Europe) Limited, J.P. Morgan Securities Ltd., Merrill Lynch International, Morgan Stanley & Co. International plc, Banco Bilbao Vizcaya Argentaria, S.A., ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (trading together as AB